UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND CONNECTED PERSONS NOTIFIED IN
ACCORDANCE WITH DTR 3.1.2 R.

Name of Issuer:  Royal Dutch Shell plc

Date of transaction (“DATE”):  17 March 2010

Nature of the transaction: Rollover of dividends into Royal Dutch Shell plc shares RDSA and RDSB (as given below) under the Long-Term Incentive Plan,
Performance Share Plan, Deferred Bonus Plan and Restricted Share plan.

The values are as follows:

Peter Voser   €   193,628.68
Malcolm Brinded          £   169,459.12
Simon Henry   £   47,734.30

The number of shares is as follows:

Peter Voser            8,963 RDSA
Malcolm Brinded             9,063 RDSB
Simon Henry     2,553 RDSB

Notes

Long Term Incentive Plan (“LTIP”)

The LTIP is a performance based share plan under which Directors receive a conditional award of shares (“performance shares”). The actual number of performance shares which Directors could finally receive under the plan ranges from nil to two times the conditional award, subject to the performance of the
Company over a period of at least three years. For the purposes of disclosure and maintenance of certain statutory records, the number of performance shares is taken to be one times the number of performance shares conditionally awarded.
Performance shares attract dividends in the form of shares (“dividend shares”)
and, whilst Directors could finally receive dividend shares based on two times the conditional award, such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded. Further details of the LTIP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2009.

Performance Share Plan (“PSP”)

When awards are made under the LTIP other than to the Executive Directors the plan is called the Performance Share Plan. Simon Henry received awards under the
PSP prior to his appointment as an Executive Director with effect from May 20,
2009. Further details of the PSP can be found in the Royal Dutch Shell Annual
Report and Form 20-F for the year ended December 31, 2009.

Deferred Bonus Plan (“DBP”)

The DBP provides for Directors to accrue dividends in the form of shares
(“dividend shares”) on their deferred bonus shares and, in respect of DBP awards made in 2008 and 2009, to receive one free matching share for every four deferred bonus and dividend shares provided certain conditions are met. The free matching share is not applicable to the 2010 award. For the purposes of disclosure and maintenance of certain statutory records, the number of shares is taken to be the number of deferred bonus shares, dividend shares on such deferred bonus shares, and the free matching shares in respect of DBP awards made in 2008 and 2009. Further details of the DBP can be found in the Royal
Dutch Shell Annual Report and Form 20-F for the year ended December 31, 2009.

Restricted Share Plan (“RSP”)

The RSP is a share plan under which certain employees and Directors may receive a conditional award of shares. The shares vest three years after the award date subject to the employee or the Director being employed by a Shell Group company at that time. The participation of Directors in this plan was approved at the
Annual General Meeting of Royal Dutch Shell plc on 20 May 2008. The conditional shares awarded under the RSP attract dividends in the form of shares (“dividend shares”) during the vesting period.  Further details of the RSP can be found in the Royal Dutch Shell Annual Report and Form 20-F for the year ended December
31, 2009.

19 March 2010

Name of Contact:  Mark Edwards
Phone number of contact:  020 7934 2817

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 22 March 2010	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary